Faegre Drinker Biddle & Reath LLP
320 S. Canal Street, Ste. 3300
Chicago, IL 60606
(312) 569-1000 (Phone)
(312) 569-3000 (Facsimile)
www.faegredrinker.com

July 17, 2024

VIA EDGAR TRANSMISSION

Mr. Kenneth Ellington

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlueBay Destra International Event-Driven Credit Fund

(Registration Nos. 333-221584; 811-23309)

Dear Mr. Ellington:

The following responds to the Staff’s comments that you provided by telephone relating to the semi-annual report of BlueBay Destra International Event-Driven Credit Fund (the “Registrant” or the “Fund”), filed on Form N-CSRS for its fiscal period ended March 31, 2024, which was filed with the Securities and Exchange Commission (“SEC”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response. All disclosure changes will be reflected in future shareholder reports and filings on Form N-CSR.

1.	Comment: If the Fund holds written options that are over-the-counter derivatives, going forward, please disclose the counterparty as required by Articles 12-13 of Regulation S-X.

Response: The Registrant confirms that it will, going forward, include the information required under Regulation S-X when applicable.

2.	Comment: Please confirm that funds investing in other funds have disclosed distributions of realized gains by other investment companies, if any, separately. See Article 6-07.7(b) of Regulation S-X.

Response: The Registrant so confirms.

3.	Comment: The Fund has been identified as a non-diversified fund; however, it appears that it is operating as a diversified fund. If the Fund has been operating as a diversified fund for more than three years, please confirm that the Fund will receive shareholder approval prior to changing its status back to non-diversified. See Section 13(a)(1) of the Investment Company Act of 1940 and Rule 13a-1 thereunder.

Response: The Registrant confirms it will obtain shareholder approval prior to changing its status back to non-diversified.

*    *    *    *    *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1146 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Stacie L. Lamb
Stacie L. Lamb

cc:	Joshua B. Deringer, Esq.